Alliance Bond Fund, Inc.			Exhibit 77M
811-2383



77M - Mergers


At the Regular Meetings of the Board of Directors of Alliance U.S. Government Portfolio of the Alliance Bond Fund, Inc., ("ABF") held on July 19-20, 2000, the Directors of ABF approved an Agreement and Plan of Reorganization and Liquidation between ABF and Alliance Limited Maturity Government Fund, Inc. ("ALMGF") and an Agreement and Plan of Reorganization and Liquidation (collectively, the "Plans") between ABF and Alliance Mortgage Securities Income Fund, Inc. ("AMSIF"), governing the proposed acquisition of the assets of ALMGF and AMSIF by ABF and authorized the officers of ABF to take certain other actions in connection therewith. In addition, the Directors of ABF also authorized the issuance of shares of common stock as contemplated in the Plans and also made certain other determinations pursuant to the requirements of Rule 17a-8 under the Investment Company Act of 1940.

Subsequently, at Special Meetings of Shareholders of ALMGF and AMSIF held on November 14, 2000, the shareholders of ALMGF and AMSIF each approved the relevant Plans providing for the transfer of all the assets and liabilities of ALMGF and AMSIF in exchange for shares of ABF, the distribution of such shares to shareholders of ALMGF and AMSIF and the subsequent dissolution of ALMGF and AMSIF. The sale of assets for ALMGF and AMSIF took place on December 8, 2000 and December 15, 2000, respectively. ALMGF and AMSIF have ceased to be investment companies as defined in the Act and anticipates making the N8-F filing shortly.